Filed pursuant to Rule 424(b)(3) and 424(c)
                                              Under the Securities Act of 1933
                                          Registration Statement No. 333-48180



Prospectus Supplement dated March 15, 2001
to Prospectus dated November 14, 2000


                             TYCO INTERNATIONAL LTD.

                              31,085 COMMON SHARES

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      This prospectus supplement relates to an aggregate of 31,085 common shares, nominal value US$0.20 per share, of Tyco International Ltd., a Bermuda company, issuable upon exercise of warrants originally issued by InnerDyne, Inc. The warrants were assumed by Tyco in accordance with their terms in the merger of InnerDyne with a Tyco subsidiary.

      You should read this prospectus supplement in conjunction with the prospectus dated November 14, 2000 relating to the exchange offer by Tyco's subsidiary for InnerDyne shares.

      Tyco common shares are listed on the New York Stock Exchange and the Bermuda Stock Exchange under the symbol TYC and on the London Stock Exchange under the symbol TYI. On March 15, 2001, the last sale price of Tyco common shares, as reported on the New York Stock Exchange, was $46.80.




      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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                The date of this supplement is March 15, 2001

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      No  person  is  authorized  to  give  any   information  or  to  make  any
representations other than those contained or incorporated by reference in this prospectus supplement or the prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by Tyco. This prospectus supplement and the prospectus do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or a solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement or the prospectus, nor any sale made hereunder and thereunder shall create any implication that there has been no change in the affairs of Tyco since the date of this prospectus supplement or that information contained or incorporated by reference is correct as of any time subsequent to the date of such information.

                          --------------------------



                       Where You Can Find More Information

      Certain information contained in the prospectus to which this prospectus supplement relates has been modified or superseded through the incorporation by reference of documents filed by Tyco with the Securities and Exchange Commission under the Securities Exchange Act of 1934 since the date of the prospectus. These documents include:

o Tyco's Annual Report on Form 10-K for the fiscal year ended September 30, 2000;

o Tyco's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2000; and

o Tyco's Current Reports on Form 8-K filed on November 1, 2000, November 15, 2000, February 9, 2001 and March 15, 2001.

See "Where You Can Find More Information" in the prospectus.


                                      Tyco

      Tyco is a diversified manufacturing and service company that, through its subsidiaries designs, manufactures and distributes electrical and electronic components and multi-layer printed circuit boards; designs, engineers, manufactures, installs, operates and maintains undersea cable communication systems; designs, manufactures and distributes disposable medical supplies and other specialty products; designs, manufactures, installs and services fire detection and suppression systems and installs, monitors and maintains electronic security systems; and designs, manufactures and distributes flow control products and provides environmental consulting services.

      Tyco reviews acquisition opportunities in the ordinary course of business, some of which may be material and some of which are currently under investigation, discussion or negotiation. There can be no assurance that any of such acquisitions will be consummated.

      Tyco's registered and principal executive offices are located at The Zurich Centre, Second Floor, 90 Pitts Bay Road Pembroke HM 08, Bermuda, and the telephone number there is (441) 292-8674. The executive offices of Tyco's principal United States subsidiaries are located at One Tyco Park, Exeter, New Hampshire 03833, and the telephone number there is (603) 778-9700.

      For additional information regarding the business of Tyco, please see Tyco's Form 10-K for the fiscal year ended September 30, 2000 and other filings of Tyco with the SEC that are incorporated by reference into the prospectus and this prospectus supplement. See "Where You Can Find More Information" in the prospectus and this prospectus supplement.


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                              Current Developments

Issuance of Notes

      On February 15, 2001, Tyco International Group S.A. ("TIG") issued $1.0 billion of its 6.375% notes due 2006 and $1.0 billion of its 6.750% notes due 2011 in a public offering. The notes are fully and unconditionally guaranteed by Tyco. The net proceeds of approximately $1.98 billion will be used to repay a portion of the borrowings under TIG's commercial paper program.

Acquisition of The CIT Group

      On March 13, 2001, Tyco announced that it had entered into a definitive agreement with The CIT Group, Inc. ("CIT") pursuant to which Tyco will acquire CIT in a tax-free stock-for-stock merger. In the transaction, CIT stockholders will receive 0.6907 Tyco shares for each share of CIT. Immediately prior to consummation of the transaction, a subsidiary of Tyco will purchase 71 million shares of CIT for $35.02 per share in cash. The transaction is contingent upon customary regulatory review and approval by CIT stockholders. CIT manages more than $50 billion in assets across a diversified portfolio and is a leading global source of financing and leasing capital in more than 30 industries.

                                  The Warrants

      The shares offered pursuant to this prospectus supplement are issuable upon exercise of warrants issued by InnerDyne to Cruttenden Roth Incorporated in connection with an offering of InnerDyne shares in May 1996 in which Cruttenden Roth participated. The warrants were assumed by Tyco in connection with the acquisition of InnerDyne by a Tyco subsidiary that was completed on December 6, 2000. The acquisition was effected through a short-form merger following consummation of an exchange offer in which in excess of 90% of the InnerDyne shares were tendered. In the offer and merger, InnerDyne stock was exchanged for Tyco common shares at a ratio of 0.1337 Tyco shares for each share of InnerDyne common stock. The prospectus to which this supplement relates was issued in connection with the exchange offer for InnerDyne stock and contains additional information about the offer and the merger.

      The warrants were initially exercisable for 250,000 InnerDyne shares, of which warrants to acquire 232,500 shares remained unexercised at the time of the merger. As a result of the merger, the remaining warrants became exercisable for an aggregate of 31,085 Tyco common shares, reflecting the exchange ratio in the offer and merger. See the section "The Merger Agreement -- Treatment of InnerDyne Stock Options and Warrants" in the prospectus.

      The warrants are exercisable at any time before 5:00 p.m., California Time, on May 14, 2001, at an exercise price per Tyco common share of $31.41. The exercise price is payable in cash. Alternatively the warrants may be exercised on a cashless basis by surrender of a portion of the shares issuable upon exercise as provided in the warrants.


                                 Use of Proceeds

      Any proceeds of the exercise of the warrants will be used by Tyco for general corporate purposes.


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